Chittenden Corporation
2 Burlington Square
P.O. Box 820
Burlington, Vermont 05402-0820        Kirk W. Walters                Chittenden
802-658-4000                          (802) 660-1561                 CORPORATION

--------------------------------------------------------------------------------
For Immediate Release

April 17, 2002                                                            18/02

CHITTENDEN REPORTS EARNINGS AND AN INCREASED QUARTERLY DIVIDEND
---------------------------------------------------------------
Burlington, VT -- Chittenden Corporation (NYSE:CHZ) Chairman, President and Chief Executive Officer, Paul A. Perrault, today announced first quarter 2002 net income of $0.46 per diluted share, compared to the $0.44 per diluted share earned in the first quarter of 2001. Chittenden also announced a 5% increase in its quarterly dividend to $0.20 per share. The dividend will be paid on May 17, 2002, to shareholders of record on May 3, 2002.

On February 28, 2002, Chittenden completed its acquisition of Ocean National Bank (ONB), a $272 million commercial bank headquartered in Kennebunk, Maine for $53.25 million in cash. The transaction has been accounted for as a purchase and, accordingly, the operations of ONB are included in Chittenden's consolidated financial statements from the date of acquisition.

In making the announcement, Perrault said, "We are extremely pleased to have Ocean on board with us and look forward to working with them in the future. First quarter results were solid and asset quality remains steady. Our increased dividend reflects Chittenden's continued progress."

Total assets increased from $4.2 billion at December 31, 2001 to $4.4 billion at March 31, 2002 and total loans increased $182 million from a quarter ago to $3.0 billion. Ocean National Bank contributed total assets of approximately $302 million and total loans of approximately $211 million. Overall commercial loan balances increased approximately $126 million from a quarter ago primarily as a result of the purchase of ONB. Excluding the acquisitions of Maine Bank & Trust (as of April 30, 2001) and ONB, the commercial portfolio at March 31, 2002 was $127 million or approximately 10% higher than a year ago.

Residential real estate loans declined $61 million from a year ago and increased $71 million from December 31, 2001. The decline from March 31, 2001 was primarily due to higher levels of prepayments caused by declining market interest rates in 2001 as well as to the securitization of $66 million in residential loans in the fourth quarter of last year. The securitized loans were retained in the Company's investment portfolio as mortgage-backed securities. The acquisition of ONB increased residential real estate loans by approximately $97 million from December 31, 2001, leading to the increase from that date. Consumer loans declined $29 million from December 31, 2001 due primarily to paydowns on the automotive finance portfolio, driven by lower market interest rates, which outpaced originations.

Total deposits increased approximately $215 million from a quarter ago, primarily due to the acquisition of ONB, which contributed $239 million in deposits at March 31, 2002. However, the existing franchise also grew its deposits by approximately 6% from the level a year ago. Much of this increase was due to unusually high inflows of deposits in the third and fourth quarters, caused by the slowing economy and the September 11th tragedies. The majority of these deposits have remained with the Banks during the first quarter of 2002.

                                     -more-

The allowance for possible loan losses was $49.4 million at March 31, 2002, up from $39.5 million a year ago and $45.3 million at December 31, 2001. The acquisition of MBT led to $4.4 million of the increase from the March 31, 2001 balance. ONB accounted for approximately $3.0 million of the increase from both the prior respective periods. Nonperforming assets plus loans 90 days past due and still accruing were $17.5 million at March 31, 2002, down slightly from the fourth quarter and up $1.3 million from a year ago. Net charge-off activity totaled $931,000 for the first quarter of 2002, compared with $2.7 million for the first quarter of 2001, or 0.03% and 0.09%, of average loans for the respective periods.

The net interest margin for the first quarter of 2002 was 4.61%, compared with 4.78% in the same period of 2001, and 4.59% for the fourth quarter of 2001. Excluding the impact of the unusually high liquidity in the last six months caused by stronger than expected deposit flows, net interest margins would have been approximately 4.76% for the fourth quarter of 2001 and 4.75% for the first quarter of 2002. Net interest income was $44.5 million for the first quarter of 2002 and $40.2 million a year ago. The increase in net interest income from the first quarter of 2001 was attributed primarily to the acquisitions of MBT and ONB.

Noninterest income amounted to $16.2 million for the first quarter of 2002, down from $17.0 million for the first quarter 2001. Gains on sales of loans were $2.8 million for the first quarter of 2002 compared with $4.9 million in the first quarter of 2001. The 2001 amount includes a $4.3 million gain on the sale of the Company's retail credit card portfolio. Gains on sales of residential mortgages increased from $640,000 in 2001 to the $2.8 million in 2002 as a result of increased market activity. Investment management income increased $596,000 to $4.0 million for the first quarter of 2002 primarily due to the acquisition of MBT. Increases in insurance, service charges on deposits, and other income were offset by declines in credit card and mortgage servicing income.

Noninterest expenses were $36.0 million for the first quarter of 2002, up from the $32.7 million for the first quarter of 2001. Salaries and employee benefits increased $3.0 million from the first quarter of 2001. The inclusion of MBT and ONB in 2002 amounted to approximately $2.4 million of the variance in salaries and benefits. Amortization of intangibles decreased $277,000 from the first quarter of 2001 to $235,000 due to the adoption of FAS 142, which eliminated the amortization of unidentified intangibles (goodwill). The amortization recognized in 2002 consists primarily of the amortization of core deposit intangibles relating to ONB and the Bank of Western Massachusetts. Other expenses were up $582,000 primarily as a result of the acquisitions of MBT and ONB, which contributed $1.1 million. The inclusion of MBT and ONB was offset by a 5% overall decline in other expenses at the remaining affiliates.

The return on average equity was 16.07% for the first quarter of 2002, compared with 17.15% in the same quarter of 2001 and 15.92% in the fourth quarter of 2001. The decline in ROE from the first quarter of 2001 was a result of higher levels of average stockholders' equity in 2002.

The return on average assets for the first quarter of 2002 was 1.44%, down from 1.61% for the first quarter of 2001. The decline in ROA for the quarter was primarily due to higher levels of average assets caused by the acquisitions of MBT and ONB.

                                     -more-

Kirk W. Walters, Executive Vice President and Chief Financial Officer of Chittenden Corporation, will host a conference call to discuss these earnings results at 10:30 a.m. eastern time on April 18, 2002. Interested parties may access the conference call by calling 877-692-2137 or 973-872-3100 in the New York City area. Participants are asked to call in a few minutes prior to the call in order to register for the event.

Internet access to the call is also available (listen only) by going to the Shareholders' Resource section of the Company's website at
https://www.chittendencorp.com. A replay of the call will be available through
------------------------------
April 25, 2002, by calling 877-519-4471 or 973-341-3080 in the New York City area (pin number is 3210764) or by going to the chittenden.com website.

The Company may answer one or more questions concerning business and financial developments and trends and other business and financial matters affecting the Company, some of the responses to which may contain information that has not previously been disclosed.

Chittenden is a bank holding company with total assets of $4.4 billion at March 31, 2002. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, Flagship Bank and Trust Company, Maine Bank & Trust Company and Ocean National Bank. Chittenden Bank also operates under the names Mortgage Service Center, and it owns The Pomerleau Agency, and Chittenden Securities, Inc. The Company offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector. To find out more about Chittenden and its products, visit our web site at www.chittenden.com. Chittenden Corporation news releases, including earnings announcements, are available via fax by calling 800-758-5804. The six-digit code is 124292.

CHITTENDEN CORPORATION
SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)


Period End Balance Sheet Data                           3/31/02         12/31/01          3/31/01
-----------------------------                           -------         --------          -------

Cash and Cash Equivalents                          $    222,372     $    308,023     $    192,047

Securities Available For Sale                           922,414          826,495          546,991
FHLB Stock                                               14,967           13,613           12,927
Loans Held For Sale                                      38,432           50,208           25,422

Loans:
  Commercial                                            566,746          559,752          535,518
  Municipal                                              88,134           85,479           93,848
  Real Estate:
   Residential                                          926,463          855,561          987,142
   Commercial                                         1,022,858          903,819          703,336
   Construction                                          91,325           79,801           52,814
                                                   ----------------------------------------------
    Total Real Estate                                 2,040,646        1,839,181        1,743,292
  Consumer                                              324,292          353,765          429,588
                                                   ----------------------------------------------

Total Loans                                           3,019,818        2,838,177        2,802,246
 Less:  Allowance for Loan Losses                       (49,384)         (45,268)         (39,546)
                                                   ----------------------------------------------
Net Loans                                             2,970,434        2,792,909        2,762,700

Other Real Estate Owned                                     351              703              328
Goodwill                                                 58,249           29,341           10,666
Other Assets                                            138,590          132,422          121,616
                                                   ----------------------------------------------

Total Assets                                       $  4,365,809     $  4,153,714     $  3,672,697
                                                   ==============================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
 Demand                                            $    597,680     $    620,828     $    481,119
 Savings                                                389,504          346,974          304,131
 NOW and Money Market Accounts                        1,993,050        1,870,835        1,597,920
 Certificates of Deposit less than $100,000             674,653          634,992          617,988
 Certificates of Deposit $100,000 and Over              229,536          196,217          222,097
                                                   ----------------------------------------------
Total Deposits                                        3,884,423        3,669,846        3,223,255

Borrowings                                               45,182           44,409           45,425
Accrued Expenses and Other Liabilities                   61,832           68,805           58,641
                                                   ----------------------------------------------
Total Liabilities                                     3,991,437        3,783,060        3,327,321

Total Stockholders' Equity                              374,372          370,654          345,376
                                                   ----------------------------------------------

Total Liabilities and Stockholders' Equity         $  4,365,809     $  4,153,714     $  3,672,697
                                                   ==============================================

Book Value per Common Share                        $      11.63     $      11.56     $      10.73
Common Shares Outstanding                            32,180,488       32,070,446       32,178,013

Credit Quality Data
-------------------

  Nonperforming Assets (including OREO)            $     14,070     $     13,077     $     11,888
  90 days past due and still accruing                     3,430            4,583            4,318
                                                   ----------------------------------------------
  Total                                            $     17,500     $     17,660     $     16,206
  Nonperforming Assets to Loans Plus OREO                  0.46%            0.46%            0.42%
  Allowance to Loans                                       1.61%            1.59%            1.41%
  Allowance to Nonperforming Loans (excluding
    OREO)                                                359.97%          365.83%          342.09%

QTD Average Balance Sheet Data
------------------------------
  Loans, Net                                       $  2,883,072     $  2,854,543     $  2,791,707
  Earning Assets                                      3,923,707        3,855,444        3,453,851
  Total Assets                                        4,172,820        4,091,763        3,658,274
  Deposits                                            3,691,793        3,610,085        3,193,635
  Stockholders' Equity                                  374,148          370,032          343,077

CHITTENDEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)


                                                             For the Three Months
                                                               Ended March 31,
                                                           2002             2001
                                                       ------------     ------------
Interest Income:
Interest on Loans                                      $     48,327     $     58,108
Interest on Investments                                      12,913           10,031
                                                       -----------------------------
Total Interest Income                                        61,240           68,139
                                                       -----------------------------


Interest Expense:
 Deposits:
        Savings                                               1,101            2,318
        NOW and money market                                  7,080           13,500
        Certificates of deposit under $100,000                6,307            8,159
        Certificates of deposit $100,000 and over             1,575            2,993
  Borrowings                                                    663              993
                                                       -----------------------------
Total Interest Expense                                       16,726           27,963

Net Interest Income                                          44,514           40,176
Provision for Loan Losses                                     2,075            1,950
                                                       -----------------------------


Net Interest Income after Provision
    for Loan Losses                                          42,439           38,226
                                                       -----------------------------

Noninterest Income:
  Investment Management Income                                3,972            3,376
  Service Charges on Deposit Accounts                         3,754            3,349
  Mortgage Servicing Income                                     690              978
  Gains on Sales of Loans, Net                                2,755            4,940
  Credit Card Income, Net                                       792            1,000
  Insurance Commissions, Net                                    937              894
  Other                                                       3,260            2,429
                                                       -----------------------------
Total Noninterest Income                                     16,160           16,966
                                                       -----------------------------

Noninterest Expense:
  Salaries and Employee Benefits                             20,832           17,785
  Net Occupancy Expense                                       4,921            4,735
  Other Real Estate Owned, Net                                 (168)              39
  Amortization of Intangibles                                   235              512
  Other                                                      10,226            9,644
                                                       -----------------------------
Total Noninterest Expense                                    36,046           32,715
                                                       -----------------------------

Income Before Income Taxes                                   22,553           22,477
Income Tax Expense                                            7,730            7,965
                                                       -----------------------------

Net Income                                             $     14,823     $     14,512
                                                       =============================

Weighted Average Common Shares Outstanding               32,134,266       32,448,558
Weighted Average Common and
   Common Equivalent Shares Outstanding                  32,537,191       32,795,994

Earnings Per Share, Basic                              $       0.46     $       0.45
Earnings Per Share, Diluted                                    0.46             0.44
Dividends Per Share                                            0.19             0.19

Return on Average Equity                                      16.07%           17.15%
Return on Average Assets                                       1.44%            1.61%
Net Yield on Earning Assets                                    4.61%            4.78%


CHITTENDEN CORPORATION
Consolidated Statements of Income (Unaudited)
($ in thousands)

                                                            QTR         QTR        QTR         QTR         QTR
                                                         03/31/01    06/30/01    09/30/01   12/31/01    03/31/02
Interest Income:
 Loans                                                   $ 58,108    $ 57,955   $ 56,507    $ 51,091    $ 48,327
 Investments                                               10,031       9,931     10,313      12,561      12,913
                                                         -------------------------------------------------------
Total Interest Income                                      68,139      67,886     66,820      63,652      61,240

Interest Expense:
  Deposits                                                 26,970      24,430     22,548      19,097      16,063
  Borrowings                                                  993         772        694         688         663
                                                         -------------------------------------------------------
Total Interest Expense                                     27,963      25,202     23,242      19,785      16,726

Net Interest Income                                        40,176      42,684     43,578      43,867      44,514
Provision for Loan Losses                                   1,950       2,041      2,025       2,025       2,075
                                                         -------------------------------------------------------
Net Interest Income after Provision
    for Loan Losses                                        38,226      40,643     41,553      41,842      42,439
                                                         -------------------------------------------------------

Noninterest Income:
  Investment Management and Trust Income                    3,376       3,849      4,334       4,163       3,972
  Service Charges on Deposit Accounts                       3,349       3,705      3,570       3,670       3,754
  Mortgage Servicing Income                                   978         944        893         749         690
  Gains on Sales of Loans, Net                              4,940       1,945      1,916       2,406       2,755
  Credit Card Income, Net                                   1,000       1,114        927         923         792
  Insurance Commissions, Net                                  894         834        966         697         937
  Other                                                     2,429       2,799      3,328       3,035       3,260
                                                         -------------------------------------------------------
Total Noninterest Income                                   16,966      15,190     15,934      15,643      16,160

Noninterest Expense:
  Salaries and Employee Benefits                           17,785      18,452     19,447      19,167      20,832
  Net Occupancy Expense                                     4,735       4,260      4,308       4,441       4,921
  Other Real Estate Owned,  Expense, Net                       39           8         21          18        (168)
  Amortization of Intangibles                                 512         741        855         855         235
  Other                                                     9,644      10,111     10,115      10,246      10,226
                                                         -------------------------------------------------------
Total Noninterest Expense                                  32,715      33,572     34,746      34,727      36,046

Income Before Income Taxes                                 22,477      22,261     22,741      22,758      22,553
Income Tax Expense                                          7,965       7,935      7,930       7,906       7,730
                                                         -------------------------------------------------------
Net Income                                               $ 14,512    $ 14,326   $ 14,811    $ 14,852    $ 14,823
                                                         =======================================================

CHITTENDEN CORPORATION
CONSOLIDATED BALANCE SHEETS (Unaudited)
($ in thousands)


                                               03/31/01          06/30/01          09/30/01          12/31/01          03/31/02
                                               --------          --------          --------          --------          --------
ASSETS

Cash and Cash Equivalents                    $   192,047       $   228,073       $   278,006       $   308,023       $   222,372
Securities Available For Sale                    559,918           584,638           661,103           840,108           937,381
Loans Held For Sale                               25,422            34,327            33,220            50,208            38,432

Loans:
  Commercial                                     535,518           632,768           632,553           559,752           566,746
  Municipal                                       93,848            62,535           108,491            85,479            88,134

  Real Estate:
    Residential                                  987,142           997,019           962,420           855,561           926,463
    Commercial                                   703,336           785,223           799,999           903,819         1,022,858
    Construction                                  52,814            52,772            66,053            79,801            91,325
                                            ------------------------------------------------------------------------------------
    Total Real Estate                          1,743,292         1,835,014         1,828,472         1,839,181         2,040,646
  Consumer                                       429,588           405,185           384,865           353,765           324,292
                                            ------------------------------------------------------------------------------------
Total Loans                                    2,802,246         2,935,502         2,954,381         2,838,177         3,019,818
  Less: Allowance for Loan Losses                (39,546)          (44,541)          (45,261)          (45,268)          (49,384)
                                            ------------------------------------------------------------------------------------
Net Loans                                      2,762,700         2,890,961         2,909,120         2,792,909         2,970,434

Other Real Estate Owned                              328               625               298               703               351
Other Assets                                     121,616           128,712           123,527           132,422           138,590
Goodwill                                          10,666            30,693            30,017            29,341            58,249
                                            ------------------------------------------------------------------------------------
Total Assets                                 $ 3,672,697       $ 3,898,029       $ 4,035,291       $ 4,153,714       $ 4,365,809
                                            ====================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
  Demand                                               $  481,119      $  567,788      $  575,821      $  620,828      $  597,680
  Savings                                                 304,131         338,093         343,722         346,974         389,504
  Now and money market                                  1,597,920       1,706,291       1,800,877       1,870,835       1,993,050
  Certificates of deposit under $100,000                  617,988         644,701         634,815         634,992         674,653
  Certificates of deposit $100,000 and over               222,097         195,832         206,401         196,217         229,536
                                                      ---------------------------------------------------------------------------
Total Deposits                                          3,223,255       3,452,705       3,561,636       3,669,846       3,884,423

Borrowings                                                 45,425          45,422          45,415          44,409          45,182
Accrued Expenses and Other Liabilities                     58,641          50,969          62,792          68,805          61,832
                                                      ---------------------------------------------------------------------------
Total Liabilities                                       3,327,321       3,549,096       3,669,843       3,783,060       3,991,437

Total Stockholders' Equity                                345,376         348,933         365,448         370,654         374,372
                                                      ---------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity             $3,672,697      $3,898,029      $4,035,291      $4,153,714      $4,365,809
                                                      ===========================================================================

CHITTENDEN CORPORATION
AVERAGE BALANCE SHEETS


Three Months Ended March 31,                                         2002                                      2001

                                                   -------------------------------------  -----------------------------
                                                                  Interest     Average                   Interest   Average
                                                        Average    Income/    Yield/      Average       Income/    Yield/
                                                        Balance   Expense (1)  Rate (1)    Balance      Expense (1) Rate (1)
                                                   -------------------------------------  -----------------------------
                                                                                  (in thousands)
Assets
Interest-earning assets:
   Loans:
       Commercial                                    $  554,284   $  8,495       6.22%      $  378,266  $ 8,424      9.03%
       Municipals                                        85,443      1,015       4.75%          86,915    1,303      6.00%
   Real estate:
       Residential                                      915,404     15,519       6.81%       1,114,937   20,297      7.31%
       Commercial                                       950,282     15,590       6.65%         757,276   17,442      9.34%
       Construction                                      87,978      1,629       7.51%          99,608    2,038      8.30%
                                                      -----------  -------                  -------------------
   Total real estate                                  1,953,664     32,738       6.77%       1,971,821   39,777      8.14%
       Consumer                                         336,509      6,435       7.76%         395,015    9,110      9.35%
                                                      -----------  -------                  -------------------
   Total loans                                        2,929,900     48,683       6.72%       2,832,017   58,614      8.39%
   Investments:
      Taxable                                           969,794     12,783       5.28%         592,799    9,658      6.61%
      Tax-favored securities                             15,041        136       3.67%          12,542      197      6.36%
   Interest-bearing deposits in banks                       225          2       3.38%             225        2      4.05%
   Federal funds sold                                     8,747         34       1.59%          16,268      232      5.78%
                                                      -----------  -------                  -------------------
      Total interest-earning assets                   3,923,707     61,638       6.34%       3,453,851   68,703      8.07%
                                                                  --------                              -------
Noninterest-earning assets                              295,941                                244,733
Allowance for loan losses                               (46,828)                               (40,310)
                                                    ------------                            ----------
   Total assets                                      $4,172,820                             $3,658,274
                                                    ============                            ==========

Liabilities and stockholders' equity
Interest-bearing liabilities:
Savings                                              $  372,270  $   1,101       1.20%      $  365,530  $ 2,318      2.57%
   NOW and money market deposits                      1,894,571      7,080       1.52%       1,519,824   13,500      3.60%
   Certificates of deposit under $100,000               647,896      6,307       3.95%         617,149    8,159      5.36%
   Certificates of deposit $100,000 and over            201,775      1,575       3.17%         210,003    2,993      5.78%
                                                    ------------- --------                  -------------------
      Total interest-bearing deposits                 3,116,512     16,063       2.09%       2,712,506   26,970      4.03%
Short-term borrowings                                    44,586        663       6.03%          66,612      993      6.05%
                                                    ------------- --------                  -------------------
      Total interest-bearing liabilities              3,161,098     16,726       2.15%       2,779,118   27,963      4.08%
                                                                  --------                              -------

Noninterest-bearing liabilities:
   Demand deposits                                      575,281                                481,130
   Other liabilities                                     62,293                                 54,949
                                                    -----------                             ----------
      Total liabilities                               3,798,672                              3,315,197
Stockholders' equity                                    374,148                                343,077
                                                    -----------                             ----------
      Total liabilities and stockholders' equity     $4,172,820                             $3,658,274
                                                    ===========                             ==========

Net interest income                                                $44,912                              $40,740
                                                                  ========                              =======

Interest rate spread (2)                                                         4.19%                               3.99%
Net yield on earning assets (3)                                                  4.61%                               4.78%

(1) On a fully taxable equivalent basis. Calculated using a Federal income tax rate of 35%. Loan income includes fees.
(2) Interest rate spread is the average
rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(3) Net yield on earning assets is net interest income divided by total interest-earning assets.

CHITTENDEN CORPORATION
Selected Financial Data (Unaudited) *                           QTD           QTD           QTD          QTD           QTD
($ in thousands, except share and per share data)            3/31/2001     6/30/2001     9/30/2001    12/31/2001    3/31/2002
                                                             -------------------------------------------------------------------
Book Value per Common Share                                  $     10.73   $     10.88   $     11.41  $     11.56   $     11.63
Tangible Book Value Per Share                                      10.26          9.79         10.34        10.52          9.50
Common Shares Outstanding                                     32,178,013    32,061,910    32,025,220   32,070,446    32,180,488

CREDIT QUALITY
--------------
Nonperforming assets                                              11,888        13,314        14,958       13,077        14,070
90 Days past due and still accruing                                4,318         3,082         3,400        4,583         3,430
                                                             -------------------------------------------------------------------
Total Nonperforming assets plus 90 days                           16,206        16,396        18,358       17,660        17,500
Nonperforming assets to loans plus OREO                             0.42%         0.45%         0.50%        0.46%         0.46%
Allowance to Loans                                                  1.41%         1.52%         1.53%        1.59%         1.61%
Allowance to Nonperforming (excluding OREO)                       342.09%       351.02%       308.74%      365.83%       359.97%

Net Charge-off Ratio                                                0.09%         0.04%         0.04%        0.07%         0.03%

QTR Average Balance Sheet
-------------------------
Loans, Net                                                     2,791,707     2,891,964     2,951,718    2,854,543     2,883,072
Earning Assets                                                 3,453,851     3,567,430     3,700,113    3,855,444     3,923,707
Total Assets                                                   3,658,274     3,796,249     3,937,682    4,091,763     4,172,820
Deposits                                                       3,193,635     3,341,300     3,482,122    3,610,085     3,691,793
Stockholders' Equity                                             343,077       345,566       355,764      370,032       374,148

Earnings Per Share, Basic                                           0.45          0.45          0.46         0.46          0.46
Earnings Per Share, Diluted                                         0.44          0.44          0.46         0.46          0.46
Dividends Per Share                                                 0.19          0.19          0.19         0.19          0.19

Weighted Average Common Shares Outstanding                    32,448,558    32,123,233    32,047,482   32,039,223    32,134,266
Weighted Average Common and Common
     Equivalent Shares Outstanding                            32,795,994    32,490,203    32,442,906   32,420,335    32,537,191

Return on Average Equity                                           17.15%        16.63%        16.52%       15.92%        16.07%
Return on Average Assets                                            1.61%         1.51%         1.49%        1.44%         1.44%
Net Yield on Earning Assets                                         4.78%         4.87%         4.76%        4.59%         4.61%

Tier 1 Capital Ratio                                               11.12%         9.88%         9.92%       10.28%         9.15%
Total Capital Ratio                                                12.38%        11.13%        11.19%       11.54%        10.40%
Leverage Ratio                                                      8.97%         8.13%         8.05%        7.99%         7.28%